NO ACT

DC

PE
2-1-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023971

Received SEC

FEB 0 1 2008

Washington, DC 20549

February 1, 2008

Ann Robertson
Senior Counsel
Time Warner Inc.
One Time Warner Center, 14th Floor
New York, NY 10019-8016

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 02-01-2008

Re: Time Warner Inc.

Dear Ms. Robertson:

This is in regard to your letter dated January 31, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Time Warner therefore withdraws its January 10, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 1 3 2008 E
THOMSON
FINANCIAL

Sincerely,

William A. Hines
Special Counsel

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

TimeWarner

Ann Robertson
Senior Counsel

January 10, 2008

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by Lucian Bebchuk

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2008 annual meeting of stockholders (the "Proxy Materials") a proposal (the "Proposal") it received from Lucian Bebchuk (the "Proponent"). The Proposal recommends that the Board of Directors of the Company (the "Board") "adopt a By-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card."

The Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") because it is contrary to the SEC's proxy rules and pursuant to Rule 14a-8(i)(3) and Rule 14a-9 under the Exchange Act because it contains impermissibly vague statements.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of this letter and the Proposal (Exhibit A) and correspondence with the Proponent (Exhibit B). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. • One Time Warner Center, 14th Floor • New York, NY 10019-8016
T 212.484.8952 • F 212.858.5741 • ann.robertson@timewarner.com

Grounds for Omission

The Proposal would be contrary to the SEC's proxy rules and may therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

The Proposal recommends that the Board "adopt a By-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card." The Proposal sets forth requirements that a proposal would need to satisfy in order to be a "qualified proposal."

The Proposal would authorize any stockholder to propose an amendment to the By-Laws of the Company and would require the Company to include any and all such proposals in its Proxy Materials provided that (a) the proposed amendment would be legally valid if adopted, (b) the proposal is submitted to the Company by the deadline specified by the Company for stockholder proposals to be included in proxy materials for an annual meeting, (c) the proponent is able to demonstrate the requisite share ownership and has not submitted other proposals for the annual meeting, (d) the proposal and supporting statement do not exceed 500 words, (e) the proposal does not substantially duplicate another proposal previously submitted to the Company by another proponent that will be included in the proxy materials for the same meeting, and (f) the proposal is not substantially similar to any other proposal that was voted on by the stockholders during the preceding three calendar years and failed to receive at least 3% of the votes cast in such vote. The Proposal leaves out most of the thirteen subject matter grounds for exclusion of stockholder proposals under Rule 14a-8(i) and, in the absence of such substantive provisions, would impose new obligations on the Company and limit the rights of the Company in ways that are contrary to Rule 14a-8 and the Staff's guidance.

Rule 14a-8(i)(3) permits a company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules. . ." The Proposal seeks to undermine the SEC's existing framework for the inclusion of stockholder proposals in proxy materials by essentially requiring a company to "opt out" of Rule 14a-8 and not exercise any judgment or assert any basis for excluding a proposal to amend the By-laws, other than illegality or a procedural defect. This has the effect of eliminating the requirement of full compliance with Rule 14a-8 for access to proxy materials. This attempt to exempt the Company's stockholders from compliance with many of the requirements of Rule 14a-8 and to preclude the Company from asserting grounds for exclusion of stockholder proposals to which it is entitled under Rule 14a-8 is clearly contrary to the SEC's existing proxy rules.

The authority to regulate what is required or permitted in proxy materials is vested exclusively in the SEC under Section 14 of the Exchange Act and is expressed in the proxy rules promulgated by the SEC pursuant to Section 14. The Proponent's attempt to expand stockholders' rights of access to the Company's proxy materials even for proposals that do not comply with Rule 14a-8 is flatly contrary to the SEC's carefully crafted framework for stockholder proposals.

The SEC and the Staff have repeatedly emphasized the SEC's role overseeing proxy materials under the Rule 14a-8. The SEC has clearly noted that proposals that would curtail the role of the SEC in this process are improper. See *Exchange Act Release No. 34-40018* (May 21, 1998) (in which the SEC elected not to adopt proposals that would have reduced the role of the SEC and the Staff in the stockholder proposal process); *Exchange Act Release No. 34-20091* (August 16, 1983) (rejecting a proposal that would have required the inclusion of any proposal proper under state law except those involving the election of directors and noting that federal regulation of stockholder access to proxy materials "is in the best interests of shareholders and issuers alike"). When considering proposals that sought to reduce the SEC's involvement in the review of stockholder proposals, the SEC noted that "some of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials." *Exchange Act Release No. 34-40018* (May 21, 1998).

The SEC recently reaffirmed the primacy of its regulation of the proxy access process when it adopted amendments clarifying that the grounds for exclusion of stockholder proposals under Rule 14a-8(i)(8) apply to procedures for stockholder nominations or election of directors as well as to specific nominations. In its proposing release, the SEC stated that "in all cases, [a stockholder proposal] may be excluded by the company if it fails to satisfy the rule's procedural requirements or falls within one of the rule's thirteen substantive categories of proposals that may be excluded." *Exchange Act Release No. 34-56161* (July 27, 2007). The Proposal would require the Company to opt out entirely from the finely calibrated parameters of Rule 14a-8(i)(8) and to circumvent the choices the SEC has thoughtfully made regarding proper subjects for stockholder proposals in such complex areas as those relating to the Company's ordinary business operations.

The proponent's attempt to diminish the SEC's oversight role through the Proposal is directly counter to the SEC's express recognition of its primary oversight role and to the SEC's unwillingness to adopt rules that would limit this oversight role. In addition to being inconsistent with the unambiguous position of the SEC on this issue, the Proposal, in seeking to supplant the legal grounds for exclusion of stockholder proposals embedded in Rule 14a-8, is patently contrary to existing proxy rules and should be properly excluded from the Company's Proxy Materials. Indeed, the Staff concurred that a proposal, very similar to the Proposal submitted by the Proponent, seeking to mandate inclusion in proxy materials of stockholder proposals to amend a company's by-laws could be properly excluded pursuant to Rule 14a-8(i)(3). See *State Street Corporation* (February 3, 2004).

For these reasons, the Company respectfully submits that the Proposal be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains impermissibly vague statements.

As noted above, the Proposal clearly appears to be an attempt to contravene and circumvent the SEC's proxy rules under Rule 14a-8. The Proposal, however, also contains provisions that are vague and potentially misleading, which could cause stockholders to be confused about how the Proposal would, in fact, interact with Rule 14a-8.

First, the Proposal asks that the Board amend the Company's By-laws to implement a scheme that contravenes Rule 14a-8, but at the same time the Proposal asks that the Company do so "to the extent permitted under federal and state law." Thus, stockholders would be justifiably confused as to whether, and to what extent, a proposal that seeks to contravene Rule 14a-8 could also be "permitted under federal . . . law."

The confusion about the interaction between Rule 14a-8 and the scheme envisioned by the By-law amendment would be heightened by a number of other provisions in the Proposal. The Proposal sets forth requirements that a By-law amendment proposed by a stockholder would need to satisfy in order to constitute a "qualified proposal." Although these requirements appear to parallel certain of the Rule 14a-8 procedural and substantive grounds for excluding stockholder proposals, the language in the Proposal differs from the language in Rule 14a-8.

For example, the Proposal includes as one of the requirements for a "qualified proposal" that "the proposed amendment of the By-laws would be legally valid if adopted," but there is no analogous provision in Rule 14a-8. Rule 14a-8(i)(1) permits the exclusion of a stockholder proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) permits the exclusion of a stockholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or the supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." It is unclear whether the Proposal's concept of "legally valid" is meant to encompass these standards from Rule 14a-8(i) or whether it is meant to impose a different standard, which the Proponent does not adequately explain.

In addition, the Proposal includes as one of the requirements for a "qualified proposal" that "the proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered." This standard differs from the resubmission thresholds that the SEC has established in Rule 14a-8(i)(12).

As these examples illustrate, while the Proposal purports to jettison most of the SEC's framework of procedural and substantive grounds for excluding stockholder proposals under Rule 14a-8, it is also written in such a way as to cast doubt upon how exactly the new framework would interact with the requirements of Rule 14a-8.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains impermissibly vague statements and is, therefore, excludable under Rule 14a-8(i)(3).

The Staff has found that a proposal is misleading if the stockholders, or the company, would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted. See *Alaska Air Group, Inc.* (April 11, 2007) (proposal requesting that the board of the company "complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the right of the owners of the company to set standards of corporate governance" properly excluded as vague and indefinite). See also *Philadelphia Electric Co.* (July 30, 1992) (proposal relating to the election of a committee of small stockholders to present plans "that will...equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite).

The Proposal does not provide adequate guidance to stockholders or the Board as to the extent to which a proposal that circumvents Rule 14a-8 is "permitted under federal . . . law," nor does it adequately define the intended parameters of the "qualified proposal" definition. As a result, in considering the Proposal, the stockholders will not necessarily know what they are voting for and the Board will not necessarily know how to implement the Proposal if it is approved by the stockholders.

For these reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it contains impermissibly vague statements and is therefore contrary to Rule 14a-8(i)(3) and Rule 14a-9.

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reasons. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-8952.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,

A Robert

Ann Robertson
Senior Counsel

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617) 812-0554

Exhibit A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 10, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Time Warner Inc.
Office of the Corporate Secretary
One Time Warner Center
New York, NY10019

Re: Shareholder Proposal of Lucian Bebchuk

To Corporate Secretary:

I am the owner of 200 shares of common stock of Time Warner Inc. (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

RESOLVED that stockholders of Time Warner Incorporated recommend that the Board of Directors adopt a By-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the By-laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even stockholders who believe that no changes in the Corporation's By-laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

Exhibit B

TimeWarner

Ann Robertson
Senior Counsel

VIA OVERNIGHT MAIL
RECEIPT CONFIRMATION REQUESTED

December 18, 2007

Mr. Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Bebchuk:

Your letter addressed to the Corporate Secretary dated December 10, 2007, received by Time Warner Inc. ("TWI") on December 10, 2007, has been forwarded to me. A copy of your letter is attached. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to own, at the time of submitting the proposal, at least $2,000 worth of securities entitled to be voted on the proposal at the meeting and to have held such securities continuously for at least a year. To date, we have not received documentary proof of your share ownership. We have reviewed our records of registered stockholders and could not confirm your ownership. Accordingly, as permitted by Rule 14a-8, TWI requests a written statement from the "record" holder of the TWI common stock (usually a broker or bank) verifying that, as of December 10, 2007, you continuously held the requisite number of shares of TWI common stock for at least one year and providing the number of shares owned.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be provided to TWI within 14 days of your receipt of this request.

Time Warner Inc. • One Time Warner Center, 14th Floor • New York, NY 10019-8016
T 212.484.8952 • F 212.858.5741 • ann.robertson@timewarner.com

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting your proposal and does not address or waive any of our substantive concerns.

Please address any future correspondence to my attention. Please note that any correspondence sent to me via fax should be sent to 212-858-5741.

Sincerely,

A Robert

Ann Robertson
Senior Counsel

AR:kba
Attachment

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 10, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Time Warner Inc.
Office of the Corporate Secretary
One Time Warner Center
New York, NY10019

Re: Shareholder Proposal of Lucian Bebchuk

To Corporate Secretary:

I am the owner of 200 shares of common stock of Time Warner Inc. (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

RESOLVED that stockholders of Time Warner Incorporated recommend that the Board of Directors adopt a By-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the By-laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even stockholders who believe that no changes in the Corporation's By-laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

December 21, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Ann Robertson
Senior Counsel
Time Warner, Inc.
One Time Warner Center
14th Floor
New York, NY 10019

Re: Shareholder Proposal of Lucian Bebchuk

Dear Ann Robertson,

In response to your letter dated December 18, 2007, please find enclosed a written statement from the record holder of my Time Warner, Inc. ("Company") common stock which confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2008 annual meeting when my shareholder proposal will be considered.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

charles SCHWAB

December 20, 2007

Lucian Bebchuk
Harvard Law School
1557 Massachusetts Ave
Cambridge MA 02138

Lucian,

This letter is to confirm that, as of the date of this letter, the individual Charles Schwab account in your name ending in – 8029 held: 200 Shares of Time Warner Inc.. (symbol: TWX).

This letter also confirms that the shares referenced above have been continuously held in the referenced account for more than 15 months prior to the date of this letter.

Sincerely,

Andrew Kling
Client Service Representative
Charles Schwab
Burlington MA
(781) 505-1294

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

Grant & Eisenhofer P.A.
485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

RECEIVED
2008 JAN 31 PM 3:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 30, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Time Warner Inc's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to Time Warner Inc. ("Time Warner" or the "Company") on December 10, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing Time Warner is attached as Exhibit B.

Sincerely,

Michael Barry /AC

Michael J. Barry

cc: Ann Robertson, Esquire (via fax)

Exhibit A

RESOLVED that stockholders of Time Warner Incorporated recommend that the Board of Directors adopt a By-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the By-laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even stockholders who believe that no changes in the Corporation's By-laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Ann Robertson
Senior Counsel
Time Warner Inc.
One Time Warner Center
New York, NY 10015

Re: Shareholder Proposal of Lucian Bebchuk

To Ann Robertson:

This is to inform you that I am withdrawing my proposal submitted to Time Warner Inc. (the "Company") on December 10, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

TimeWarner

Ann Robertson
Senior Counsel

January 31, 2008

VIA FASCIMILE AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by Lucian Bebchuk

Ladies and Gentlemen:

This letter serves to inform you that Time Warner Inc. (the "Company") hereby withdraws its letter dated January 10, 2008 to the Securities and Exchange Commission (the "SEC") requesting that the Staff take a "no-action" position with respect to the Company's omission from its 2008 proxy materials of the proposal submitted by Mr. Lucian Bebchuk. Mr. Bebchuk has indicated to the Company and to the SEC that he is withdrawing his proposal. A copy of Mr. Bebchuk's letter to the Company and to the SEC withdrawing his proposal is attached.

If you need any additional information regarding this matter, please do not hesitate to contact me at (212) 484-8952 or by facsimile at (212) 858-5741.

Sincerely,

A Robertson

Ann Robertson
Senior Counsel

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617) 812-0554

Time Warner Inc. • One Time Warner Center, 14th Floor • New York, NY 10019-8016
T 212.484.8952 • F 212.858.5741 • ann.robertson@timewarner.com

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801
302-622-7000 ■ FAX: 302-622 7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017
646-722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

January 30, 2008

TO:	ANN ROBERTSON SENIOR COUNSEL	FIRM:	TIME WARNER, INC.
PHONE:		FAX:	(212) 858-5741

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

FROM:	Ananda N. Chaudhuri	FAX:	(646) 722-8501
PHONE:	(646) 722-85 7	Pages (including cover sheet):	4
RE:	*Lucian Bebchuk*		

COVER MESSAGE:

Please see attached.

Thank you.

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Ann Robertson
Senior Counsel
Time Warner Inc.
One Time Warner Center
New York, NY 10015

Re: Shareholder Proposal of Lucian Bebchuk

To Ann Robertson:

This is to inform you that I am withdrawing my proposal submitted to Time Warner Inc. (the "Company") on December 10, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

Exhibit A

RESOLVED that stockholders of Time Warner Incorporated recommend that the Board of Directors adopt a By-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the By-laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies -- but do not currently require them -- to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even stockholders who believe that no changes in the Corporation's By-laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801

302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017

646-722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

January 30, 2008

To:	Office of Chief Counsel	Firm:	US Securities & Exchange Commission Division of Corporation Finance
Phone:		Fax:	202-772-9360
CC:	ANN ROBERTSON SENIOR COUNSEL TIME WARNER, INC.		(212) 858-5741

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

From:	Ananda N. Chaudhuri	Fax:	(646) 722-8501
Phone:	(646) 722-85 7	Pages (including cover sheet):	6
Re:	*Lucian Bebchuk*		

Cover Message:

Please see attached.

Thank you.

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

www.gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 30, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Time Warner Inc's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to Time Warner Inc. ("Time Warner" or the "Company") on December 10, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing Time Warner is attached as Exhibit B.

Sincerely,

Michael Barry /AC

Michael J. Barry

cc: Ann Robertson, Esquire (via fax)

Exhibit A

RESOLVED that stockholders of Time Warner Incorporated recommend that the Board of Directors adopt a By-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the By-laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even stockholders who believe that no changes in the Corporation's By-laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Ann Robertson
Senior Counsel
Time Warner Inc.
One Time Warner Center
New York, NY 10015

Re: Shareholder Proposal of Lucian Bebchuk

To Ann Robertson:

This is to inform you that I am withdrawing my proposal submitted to Time Warner Inc. (the "Company") on December 10, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

END